Wireless Age Communications
3565 King Road, Suite 102
King City, Ontario L7B 1M3

VIA EDGAR CORRESPONDANCE FILING

May 27, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

RE:	Form 8-K, Filed on May 18, 2009
File No. 001-31338

Ladies and Gentleman:

This is in response to your comment letter of May 19, 2009 regarding the Wireless Age Communications, Inc. (the “Company”) filing of Form 8-K on May 18, 2009.

We believe that our information about the Company’s inability to file Form 10-K for the year ended December 31, 2008 was incorrectly disclosed under Item 4.02 (a) Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review. It is our understanding that Item 4.02 is intended for disclosure about previously issued financial statements which is not the case here.

We have amended our Form 8-K to make the appropriate disclosure under Item 8.01 Other Events. In addition, by moving the disclosure to Item 8.01 we believe the items listed in paragraphs 1 and 2 of your comment letter are not required. We consulted with our auditors on this amendment.

The Company hereby acknowledges that:

(a)	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with the respect to the filings; and

(c)	The company may not assert staff comments as a defence in any proceedings initiated by the commission or any person under the federal securities laws of the United States

Please do not hesitate to contact the undersigned at 905-833-2753 ext 228 if you have any questions or comments in regard to this letter or the responses contained herein.  Thank you very much.

Sincerely yours,

/s/ Gary Hokkanen
Gary Hokkanen
Chief Financial Officer